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CUSIP No. 250837 10 1                                       Page  1  of  9
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*



                           Detroit Diesel Corporation
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   250837 10 1
                           ---------------------------
                                 (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 or the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ----------------------
CUSIP No.   250837 10 1               13G                Page  2  of  9  Pages
-----------------------                                  ----------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDC Holdings, Inc.
             38-3135361

--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
    3        SEC USE ONLY



--------------------------------------------------------------------------------
    4        CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
         NUMBER OF               5      SOLE VOTING POWER
          SHARES
       BENEFICIALLY
       OWNED BY EACH
         REPORTING
        PERSON WITH

                            ----------------------------------------------------
                                 6      SHARED VOTING POWER

                                        11,240,000

                            ----------------------------------------------------
                                 7      SOLE DISPOSITIVE POWER



                            ----------------------------------------------------
                                 8      SHARED DISPOSITIVE POWER

                                        11,240,000

--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,240,000

--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             45.5%

--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*

             CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No.   250837 10 1               13G                 Page  3  of  9  Pages
-----------------------                                   ----------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Penske Corporation
             23-1717338

--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
    3        SEC USE ONLY



--------------------------------------------------------------------------------
    4        CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
         NUMBER OF               5      SOLE VOTING POWER
          SHARES
       BENEFICIALLY
       OWNED BY EACH
         REPORTING
        PERSON WITH
                            ----------------------------------------------------
                                 6      SHARED VOTING POWER

                                        11,240,000

                            ----------------------------------------------------
                                 7      SOLE DISPOSITIVE POWER



                            ----------------------------------------------------
                                 8      SHARED DISPOSITIVE POWER

                                        11,240,000

--------------------------------------------------------------------------------
  9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,240,000

--------------------------------------------------------------------------------
  10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             45.5%

--------------------------------------------------------------------------------
  12       TYPE OF REPORTING PERSON*

             CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 250837 10 1                                           Page  4  of  9



                   SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13d-1(c)


ITEM 1.

         a)       NAME OF ISSUER:

                  Detroit Diesel Corporation

         b)       ADDRESS OF ISSUER'S PRINCIPAL OFFICE:

                  13400 Outer Drive West
                  Detroit, MI  48239-4001

ITEM 2.

         a)       NAME OF PERSON FILING:

                  The names of the persons filing this statement are DDC Holdings, Inc., a Delaware corporation, and Penske Corporation, a Delaware corporation (See Exhibit B, Joint Filing Agreement between DDC Holdings, Inc. and Penske Corporation).

                  DDC Holdings, Inc., a Delaware Corporation, is the wholly-owned subsidiary of Penske Transportation Holdings Corp. and is the record holder of the 11,240,000 shares of the common stock, par value $.01 per share, of Detroit Diesel Corporation that are the subject of this filing.

                  Penske Transportation Holdings Corp., a Delaware Corporation, owns directly all of the stock of DDC Holdings, Inc.

                  Penske Corporation, a Delaware corporation, owns all of the stock of Penske Transportation Holdings Corp.

                  Penske Transportation, Inc., the former parent company of Penske Transportation Holdings Corp., was merged with and into Penske Corporation on March 20, 1996. Penske Holdings Corporation, formerly the holder of 80.05% of the shares of Common Stock of Penske Transportation, Inc., was merged with and into Penske Corporation on March 18, 1996.

                  Roger S. Penske, a United States citizen, owns beneficially and controls approximately 55% of the stock of Penske Corporation. He also owns 77,500 additional shares of Common Stock of Detroit Diesel Corporation (50,000 of which represent options to purchase the Common Stock of Detroit Diesel Corporation exercisable as of February 28, 1997), and owns beneficially 4,000 additional shares of the Common Stock of Detroit Diesel Corporation (however, Mr. Penske disclaims beneficial ownership of 1,000 shares of such stock), which are reported on a separate Schedule 13G filed as of the date hereof.

         b)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of the principal office of Penske Corporation and Roger S. Penske is:

                  13400 Outer Drive West
                  Detroit, MI  48239-4001

                  The address of the principal office of DDC Holdings, Inc. and Penske Holdings Corp. is:

                  1105 North Market Street, Suite 1300
                  Wilmington, DE 19801

         c)       CITIZENSHIP:

                  All of the persons listed in Item 2(a), above, are Delaware corporations. Roger S. Penske is a United States citizen.
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CUSIP No. 250837 10 1                                           Page  5  of  9




         d)       TITLE OF CLASS OF SECURITIES:

                  Common Stock

         e)       CUSIP NUMBER:

                  250837 10 1

ITEM  3.

         Not applicable.

ITEM  4.   OWNERSHIP

         a)       AMOUNT BENEFICIALLY OWNED:

                  11,240,000 shares

         b)       PERCENT OF CLASS:

                  45.5%

         c)       NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS

                  (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                           -0-

                  (ii)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                           11,240,000

                  (iii)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                           OF:

                           -0-

                  (iv)     SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                           OF:

                           11,240,000

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  See response to Item No. 2 for a list of the persons who may be deemed to have the right to receive or the power to direct, the receipt of dividends from, or the proceeds from the sale of such securities (and such interest relates to more than five percent of such class)

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  See attached Exhibit A

ITEM  8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

                  Not applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable
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CUSIP No. 250837 10 1                                          Page  6  of  9




ITEM 10.          CERTIFICATION:

                  Not applicable
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CUSIP No. 250837 10 1                                          Page  7  of  9



SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        DDC HOLDINGS, INC.


                                        By: /s/ RICHARD J. PETERS
                                           -----------------------------
                                                 Name: Richard J. Peters
                                                 Title: Vice President


                                        Attest: /s/ LAWRENCE N. BLUTH
                                           -----------------------------
                                                 Name: Lawrence N. Bluth
                                                 Title: Secretary


                                           February 13, 1997
                                           -----------------------------
                                           Date


                                        PENSKE CORPORATION

                                        By: /s/ RICHARD J. PETERS
                                           -----------------------------
                                                 Name: Richard J. Peters
                                                 Title: Executive Vice
                                                        President


                                        Attest: /s/ LAWRENCE N. BLUTH
                                           -----------------------------
                                                 Name: Lawrence N. Bluth
                                                 Title: Secretary


                                           February 13, 1997
                                           -----------------------------
                                           Date
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CUSIP No. 250837 10 1                                         Page 8 of 9



                                    Exhibit A


                   SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13d-1(c)


         Pursuant to the instructions of Item 7 of Schedule 13G, Penske Corporation, a Delaware corporation, files this Amendment No. 2 to its Schedule 13G as the parent company of its wholly-owned subsidiary, Penske Transportation Holdings Corp., which is the parent company of DDC Holdings, Inc. DDC Holdings, Inc. is the record holder of the shares of Detroit Diesel Corporation subject to this filing.
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CUSIP No. 250837 10 1                                         Page 9 of 9


                                    Exhibit B


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Detroit Diesel Corporation, which agreement may be executed in any number of counterparts and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

Dated:  February 10, 1994


                                      DDC HOLDINGS, INC.


                                      By:    /s/ Richard J. Peters
                                             ---------------------------
                                               Name:  Richard J. Peters
                                               Title: Vice President


                                      Attest:    /s/ Lawrence N. Bluth
                                             ---------------------------
                                               Name:  Lawrence N. Bluth
                                               Title: Secretary


                                      PENSKE CORPORATION

                                      By:    /s/ Richard J. Peters
                                             ---------------------------
                                               Name:  Richard J. Peters
                                               Title:  Vice President


                                      Attest:    /s/ Lawrence N. Bluth
                                             ---------------------------
                                               Name:  Lawrence N. Bluth
                                               Title: Secretary